SAP AG Dietmar-Hopp-Allee 16 69190 Walldorf Germany T +49 6227 7-47474 F +49 6227 7-57575 www.sap.com

SAP AG, Dietmar-Hopp-Allee 16, 69190 Walldorf

Kathleen Collins

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549

Date: August 17, 2011

SAP AG	Form 20-F for the Fiscal Year Ended December 31, 2010
Filed March 18, 2011
File No. 001-14251

Dear Ms. Collins,

Reference is made to comments from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the Staff) dated August 16, 2011 relating to SAP AG’s Form 20-F for the fiscal year ended December 31, 2010 filed March 18, 2011. SAP hereby requests additional time to respond to such comments. SAP hereby informs the Staff that SAP intends to respond to the Staff’s comments by September 30, 2011.

If you have any questions about the foregoing, please contact the undersigned at +49 6227 7 63475 or Wendy Boufford at 650-845-5791.

Best Regards,

/s/ Dr. Christoph Hütten
Dr. Christoph Hütten
Chief Accounting Officer

SAP AG

SAP AG

Vorstand: Bill McDermott (Co-CEO), Jim Hagemann Snabe (Co-CEO), Werner Brandt, Angelika Dammann, Gerhard Oswald, Vishal Sikka Vorsitzender des Aufsichtsrats: Hasso Plattner, Registergericht Mannheim HRB 350269 Deutsche Bank AG, Heidelberg (BLZ: 672 700 03) Konto: 0912030, SWIFT-BIC: DEUT DE SM 672, IBAN DE78 6727 0003 0091 2030 00